     FILED PURSUANT TO RULE 424(b)(3) REGISTRATION STATEMENT NO. 333-71477


PROSPECTUS


                               AGRIBIOTECH, INC.


                      -----------------------------------

The Offering:

Shares of common stock offered
  by selling stockholders............       3,796,890

Offering price.......................       On March 29, 1999, the closing sale
                                            price of ABT common stock on the
                                            Nasdaq National Market was $ 5 3/4
                                            per share. The selling stockholders
                                            may offer the shares for sale either
                                            at the market price at the time of
                                            the sale, at a price related to the
                                            market price or at a negotiated
                                            price.

Nasdaq National Market Symbol........       ABTX

                    ---------------------------------------

     The shares we are offering involve a high degree of risk. See "Risk Factors" beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                   ----------------------------------------

                                March 30, 1999

     This prospectus incorporates important business and financial information about AgriBioTech that is not included in or delivered with this prospectus.
You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014: telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.


                               TABLE OF CONTENTS


PROSPECTUS SUMMARY..............................................  -3-

RISK FACTORS....................................................  -5-

WHERE YOU CAN FIND MORE INFORMATION............................. -12-

USE OF PROCEEDS................................................. -12-

DIVIDEND POLICY................................................. -13-

PRICE RANGE OF COMMON STOCK..................................... -13-

RECENT DEVELOPMENTS............................................. -13-

WEB SITE DISCLOSURES............................................ -13-

SELLING STOCKHOLDERS............................................ -15-

DESCRIPTION OF CAPITAL STOCK.................................... -16-

DESCRIPTION OF CONVERTIBLE DEBENTURES........................... -17-

PLAN OF DISTRIBUTION............................................ -18-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -19-

LEGAL MATTERS................................................... -19-

EXPERTS......................................................... -20-

                              PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about ABT, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements. Unless otherwise stated, all references to fiscal years are to a June 30 year end.

THE COMPANY

     ABT is the largest agricultural seed company in the United States that specializes in developing, processing, packaging and distributing varieties of forage crops, in which the entire plant is harvested for livestock comsumption, and cool-season turfgrass seeds, seed used in home-lawns, golf courses, parks, cemetaries and roadway medians. Since January 1, 1995, we have completed 34 acquisitions and, including net sales from the businesses we have acquired, we have grown from net sales of $29,000 in fiscal 1994 to pro forma net sales of approximately $409 million for fiscal 1998. We own all elements of our forage and turfgrass seed operations including traditional genetic breeding, by breeding varieties with desirable traits together to form a new variety, and research and development programs, seed processing plants that clean, condition and package seed grown under contract for us, and national and international sales and distribution networks. This means that we are a vertically intergrated business. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

THE OFFERING

     We are registering 3,796,890 shares of our common stock for issuance to and resale by investors that purchased our 5% convertible debentures and common stock purchase warrants from us in private transactions that were exempt from the registration requirements of the Securities Act of 1933. The convertible debentures give those investors the right to convert their convertible debentures into 1,703,000 shares of our common stock at $13.68 per share, subject to adjustment, at any time between the date the debentures were sold and December 30, 2001. The warrants give those investors the right to purchase 1,703,000 shares of our common stock at $15.00 per share at any time for three years from the date they were issued. We have also registered 390,890 shares of common stock issuable upon payment of interest on the convertible debentures by ABT.





 Use of Proceeds

     ABT will not receive any proceeds from the sale of the shares by the selling stockholders. We will receive up to $25,545,000 from the exercise of the warrants, which we will use to repay indebtedness and/or for working capital purposes. The conversion of the convertible debentures would increase ABT's stockholders' equity but not result in any increase in cash to ABT.

                                 RISK FACTORS


     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be all inclusive.

     Potential Material Adverse Effects If We Are Unable to Manage Recent Rapid
     --------------------------------------------------------------------------
     Growth from Net Sales of $26 Million in Fiscal 1996 to Pro Forma Net Sales
     --------------------------------------------------------------------------
     of $409 Million for Fiscal 1998.
     -------------------------------


     We have acquired all or part of 34 businesses in the forage and turfgrass seed sector since January 1, 1995 and intend to further expand our business. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. We recently reorganized our senior management. The founders of ABT are no longer members of senior management. We have a new Chief Executive Officer and an Office of the President with four Co-Presidents. These changes were put into effect in February 1999. Therefore, we cannot assure you that our new management will be able to successfully manage our growth. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1998 Form 10-K and the December 31, 1998 Form 10-Q (collectively, the "MD&A"), and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     Possible Failure to Effectively and Profitably Integrate Our 34
     ---------------------------------------------------------------
     Acquisitions May Result in Continued Losses.
     -------------------------------------------

     Our future success depends upon our ability to combine or integrate the operations of the businesses we have acquired into a vertically integrated company which represents all aspects of the forage and turfgrass seed production, research and distribution process. If we cannot successfully integrate all of the businesses we have acquired, our business, financial condition and/or operating results may be materially adversely affected and we would not expect to operate profitably. To successfully integrate the acquired businesses, we must realize cost efficiencies without losing sales and margins. As part of the process of integrating the businesses acquired, we initially announced that we expected to record a one-time expense of between $5 million and $15 million during fiscal 1999. We subsequently announced that we expected the charge to be at the upper end of the range or possibly higher. This will consist mainly of severance and employment related costs and the closing of certain facilities. In addition, we have recorded a significant amount of goodwill relating to our acquisitions. Although we believe that goodwill is recoverable from future operations in our current operating structure, as part of our restructuring, it is possible that some portion of goodwill will become impaired and written-down as a non-cash expenditure. Despite these significant changes, we need to maintain product lines, brands and facilities in order to keep our customers satisfied. In addition, ABT's integration efforts are being carried out by a new management team who were hired because of their operating backgrounds, but have not worked together for very long. See "MD&A" and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     No Assurance of ABT's Ability to Continue to Grow Since We Relied on
     ---------------------------------------------------------------------
     Acquisitions to Grow and Do Not Intend to Make Many Acquisitions in the
     -----------------------------------------------------------------------
     Future
     ------

    We have experienced significant growth in net sales, from approximately $26 million in fiscal 1996 to $66 million in fiscal 1997, $205 million in fiscal 1998 and pro forma net sales of approximately $409 million for fiscal 1998, reflecting the sale of the fertilizer division of Willamette Seed Company, but not including pending acquisitions. While we have achieved this growth through acquisitions, we do not intend to make many acquisitions in the future and may sell individual or groups of assets as part of our integration plans. Our future growth depends upon our ability to integrate our operations, and to increase sales from existing operations. We may not be successful in expanding existing operations because we operate in a highly competitive industry, which is highly cyclical due to weather and consumer demand and is subject to numerous other risks described in this Prospectus.

     Potential Undiscovered Liabilities Associated with ABT's 34 Acquisitions.
     ------------------------------------------------------------------------


     The businesses that we have acquired may have existing liabilities that we may have been unable to discover during our pre-acquisition investigation. If liabilities are discovered, we could have liabilities that result from the conduct of prior owners of the businesses and our operations may be materially adversely affected. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. Any indemnities or warranties that we receive from prior owners may not fully cover these liabilities due to their limited scope, amount or duration, the limited finances of the sellers, or for other reasons.


     Possible Inability of ABT to Develop New Genetically Superior
     -------------------------------------------------------------
     Products.
     --------

     We are developing new, genetically superior forage and turfgrass varieties that we believe will play a key role in our success. If we are not able to develop and successfully market genetically superior strains either through our own efforts or with industry partners, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the 1998 Form 10-K.


     Possible Inability to Obtain Market Acceptance for Genetically Superior
     -----------------------------------------------------------------------
     Varieties May Adversely Affect Profitability
     --------------------------------------------

     Even if we are successful in developing genetically superior forage and turfgrass varieties, there can be no assurance that there will be a market for these products. Even if a market for these products develops, there can be no assurance that we will recover the costs associated with developing and marketing them. If we cannot effectively market new products we develop, at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Dependence on Rights for Forage and Turfgrass Varieties
     -------------------------------------------------------

     We own the rights to a number of forage and turfgrass varieties that are protected under the Plant Variety Protection Act and are seeking to acquire and/or develop other protected varieties. These rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their rights. We may incur substantial costs in asserting our rights against others, and/or defending any infringement suits brought against us by others. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.


     Possible Inability to Obtain Third Parties' Biotechnology May Adversely
     ----------------------------------------------------------------------
     Affect Profit Margins
     ---------------------

     Breakthroughs in biotechnology have led to the introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. However, if we are unable to obtain those biotechnology breakthroughs we may not be able to improve our margins and profitability as was accomplished in these other seed sectors. Our objective is to become the licensee or partner of choice in our seed sector for owners of new genetic traits in plants for crops that were developed through biotechnology, or genetic engineering. These genetic traits, which increase the value of the crop grown from the seed, are known as value-added genetic traits. If we cannot license value-added genetic traits, or if we cannot develop and market products from these licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to be Competitive Against Large Agricultural Seed
     --------------------------------------------------------------------
     Companies, Who May Decide to Compete Against ABT, as Well as Numerous Large
     ---------------------------------------------------------------------------
     Regional Seed Companies and Numerous Small Family Seed Businesses.
     ------------------------------------------------------------------

     The seed industry and the field of agricultural technology are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn, including Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation, cotton seed, including Delta and Pine Land Company and other grain crops. In the past, these companies have treated forage and turfgrass seeds as secondary crops. This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family owned businesses that are strong competitors in small geographic areas. In the cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed, which is owned by Central Garden and Pet Company, and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector and compete against us. We may not be able to compete successfully against these companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the 1998 Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit of Approximately $22
     --------------------------------------------------------------------------
     Million as of December 31, 1998.
     --------------------------------

     Over the life of the Company, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and fiscal 1998 was our first profitable year. We had an accumulated deficit of $21,986,451 through December 31, 1998 which includes a net loss of $10,281,837 for the quarter ended December 31, 1998.

     Possible Inability to Fund Debt Service Costs of Approximately $13 Million
     --------------------------------------------------------------------------
     Per Year on Substantial Indebtedness of Approximately $135 Million;
     -------------------------------------------------------------------
     Effects of Financial Leverage.
     ------------------------------

     We have indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. Our cash flow from operations, to date, has not been sufficient to meet our debt service obligations without additional equity and debt financings. We have a revolving credit facility with financial institutions under which we may incur up to $100 million of indebtedness subject to a borrowing base computation and compliance with financial covenants. As of March 24, 1999, we had borrowed approximately $95 million under the revolving credit facility and approximately $5 million was available to be borrowed. In addition, we have outstanding $23.3 million of 5% subordinated convertible debentures and approximately $17 million of other long-term obligations. The annual debt service requirements, including scheduled debt repayments and interest, on this debt total approximately $13 million. It is possible we may not have sufficient funds in the future to meet our obligations under the revolving credit facility and other indebtedness.

     The degree to which we are leveraged could have important consequences to you. For example:

     .    our level of indebtedness could make it more difficult to satisfy our debt repayment obligations;

     .    our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;

     .    a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes;

     .    our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired;

     .    our leverage position and covenants in the revolving credit facility could limit our ability to expand, compete and make capital improvements; and

     .    our borrowings under the revolving credit facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the revolving credit facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Risk of Foreclosure Due to Possible Violations of Restrictions Imposed on
     -------------------------------------------------------------------------
     ABT by Terms of Bank Indebtedness and Convertible Debentures.
     ------------------------------------------------------------

     Our revolving credit facility with our leaders and the convertible debentures which we issued in December 1998 contain restrictions that limit us in many ways. A breach of any of these covenants could constitute an event of default under these agreements. These restrictions may significantly limit or prohibit us from incurring indebtedness, making prepayments of indebtedness, paying dividends, making investments or acquisitions, engaging in transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The revolving credit facility also requires us to maintain specified financial ratios and to satisfy various financial condition tests. If there were an event of default under either of these agreements, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If we were unable to repay those amounts, the bank could proceed to foreclose their security interest in the collateral securing the indebtedness and the debentureholders could convert their debentures into shares of common stock based on the then current market price which is currently substantially less than the conversion price of $13.68 per share. See "MD&A."

     Current Need for Additional Capital.
     -----------------------------------

     Our capital requirements have been and are expected to remain significant. We will need the proceeds from the exercise of warrants and other capital to fund operations until we achieve and sustain profitability. If we are unable to obtain additional capital, we will be unable to continue to grow. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, the time and cost involved in integrating our acquired companies, and our success at expanding existing operations. We believe that we have funds available under the revolving credit facility to substantially fund operations through June 30, 1999 for acquisitions completed through March 11, 1999. However, we may need to seek an increase in or an alternative to the revolving credit facility to finance increased operating or integration needs, or cutback operations resulting from, among other things, unexpected changes in seasonality or weather patterns, or if our integration plans are more costly than anticipated. See "MD&A."

     Dependence on Key Personnel.
     ---------------------------

     Our success depends in large part on the efforts, abilities and expertise of our executive officers. The founders of ABT are no longer members of senior management and the new management structure elected in February 1999, consisting of a Chief Executive Officer and Office of the President is completely responsible for implementing the Company's integration efforts and restructuring. The loss of any of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Along with our integration efforts, we are hiring qualified marketing, financial, management information system, and other technical personnel, upon whom our prospects depend. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the 1998 Form
10-K.

     Operating Results May Fluctuate Due To Cyclical Nature of Agricultural
     ----------------------------------------------------------------------
     Products.
     --------

     Most agricultural products, including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. This could result in large fluctuations in our results of operations between quarters. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Seasonal Fluctuations of Quarterly Results.
     ------------------------------------------

     Our sales are subject to wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period, or for the entire year.
Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Costs of Complying with Department of Agriculture, Food and Drug
     ----------------------------------------------------------------
     Administration, Environmental Protection Agency and Various State
     -----------------------------------------------------------------
     Government Regulations.
     ----------------------

     Our operations are directly and indirectly subject to various Federal and state environmental controls and regulations. If existing environmental regulations are changed, or additional laws or regulations are passed, the cost of complying with those laws may be substantial. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be passed at any time.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the 1998 Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.
     --------------------------------------------------------

     As of March 9, 1999, we had 42,077,347 shares of common stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. It is possible that the sale of these restricted shares, or even the potential for these sales, may have a depressive effect on the price of our common stock in the public trading market. Any depressive effect could impair our ability to raise additional equity capital. All but approximately 1,000,000 of these restricted shares, which are currently available for resale under Rule 144, have been registered for resale under the Securities Act. We also have approximately
9.0 million shares of common stock available for issuance without restriction upon exercise of outstanding options and 3.2 million shares of common stock available for issuance without restriction upon exercise of outstanding warrants. We cannot predict what effect sales of these shares may have on the existing market price of our common stock.

     The selling stockholders must satisfy the prospectus delivery and other requirements of the Securities Act prior to making any sales of the shares, unless the sales are made in accordance with the provisions of Rule 144. Under Rule 144, if we are in compliance with various public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Volatility of ABT Securities Prices.
     --------------------------------------------------------

     The market price for our securities has been and may continue to be very volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, litigation, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. If, in some future quarter, our operating results are below the expectations of analysts, which has occurred in the past, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. See "Market for Common Equity and Related Stockholder Matters" in the 1998 Form 10-K.

     Management Information Systems and the Year 2000 Risks.
     ------------------------------------------------------

     Because of the large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Many of these systems, as well as many local area networks, desktop hardware, and desktop software are not Year 2000 compliant. Although some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems into one company-wide system, we have contracted for software, hardware and consulting services to implement an enterprise resource planning system. This system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and network systems will be converted either through normal attrition or through the enterprise system implementation. We expect the cost of this implementation to be approximately $6 million, including internal costs for personnel, training, supplies, travel and equipment. We have not obtained an independent verification of our risk and cost estimates. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the enterprise system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. The Company has identified and sent surveys to approximately 80% of its significant customer and supplier base. It is expected that the remaining 20% will be sent surveys by March 31, 1999. Of the surveyed companies, 20% have replied confirming their Year 2000 compliance. The Company is currently in the process of calling all significant customers and suppliers that have not responded to determine their level of compliance. The responses received have not indicated any instances of noncompliance with Year 2000 that would cause significant problems to ABT.

     If we cannot complete the enterprise system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."


     Forward Looking Statements.
     --------------------------

     You should also be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

                   WHERE YOU CAN FIND MORE INFORMATION

              ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov. You may find additional information about ABT at our Web site at http://www.agribiotech.com.

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.


        . Our 1998 Form 10-K for the fiscal year ended June 30, 1998, amended on January 29, 1999

        .  Our Quarterly Reports as follows:
           - Form 10-QSB for March 31, 1996, amended on July 12, 1996
           - Form 10-Q for September 30, 1998
           - Form 10-Q for December 31, 1998

        .  Our Current Reports on Form 8-K that we filed since July 1, 1998:


            - Dated October 30, 1996 and filed on November 12, 1996, and amended on January 13, 1997, February 17, 1998 and August 11, 1998
            - Dated June 23, 1998 and filed on July 8, 1998, and amended on August 28, 1998
            - Dated August 28, 1998 and filed on September 11, 1998, and amended on November 12, 1998 and January 29, 1999
            - Amendment filed August 27, 1998 to report dated August 22, 1997 and filed on September 8, 1997
            - Dated January 6, 1998 and filed on January 16, 1998, and amended on March 10, 1998, March 30, 1998, August 11, 1998 and March
               23, 1999
            - Dated January 9, 1998 and filed on January 20, 1998, and amended on March 10, 1998, March 30, 1998 and August 11, 1998
            - Dated January 26, 1998 and filed on March 10, 1998, and amended on March 30, 1998, August 11, 1998 and September 4, 1998
            - Amendment filed on August 28, 1998 to report dated October 22, 1997 and filed on November 6, 1997
            -  Dated June 30, 1998 and filed on October 26, 1998
            -  Dated December 30, 1998 and filed on January 11, 1999
            -  Dated January 22, 1999 and filed on January 27, 1999
            -  Dated January 22, 1999 and filed on February 5, 1999

        . The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information

        . Our Proxy Statement dated January 11, 1999 as amended on February 8,
          1999, for our Annual Meeting held on February 22, 1999 and

        . All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares by the selling stockholders other than those contained in this prospectus. You should not rely on any information or representations in connection with sales by selling stockholders other than the information or representations in this prospectus. The information in this prospectus is correct as of the date of this prospectus. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the selling stockholder shares by the selling stockholders. Any proceeds received by us from the exercise of the warrants by the selling stockholders in an amount of up to $25,545,000 will be used to repay indebtedness and/or for working capital purposes. The conversion of the convertible debentures would increase ABT's stockholders' equity, but not result in any increases in cash to ABT.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on the common stock for the foreseeable future. Our revolving credit facility prohibits the payment of cash dividends without the lenders' approval.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the Common Stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.

                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10  1/2   $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1998-December 31, 1998......   $17 13/16  $ 8 15/16
        January 1, 1998-March 30, 1999.........   $16 11/16  $ 3 3/4

     As of March 18, 1999, the Company had 509 record holders of its Common Stock and reasonably believes based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its Common Stock.

                           RECENT DEVELOPMENTS

SUSPENSION OF STRATEGIC ALTERNATIVE PROCESS

     On October 8, 1998, ABT announced that it "had retained Merrill Lynch & Co. as its investment banker, primarily to explore alternatives to maximize share-holder value. In light of the dramatic and recent acceleration in consolidation of the seed industry, the ABT Board of Directors has determined that this is the appropriate time to evaluate strategic alternatives."

     On January 22, 1999, ABT announced that due to market conditions, ABT had decided to remain independent in order to maximize shareholder value and suspended its previously announced efforts to find a strategic equity partner. Dr. Thomas, then Chief Executive Officer, stated that "the purpose of the strategic alternative process was to evaluate with outside professional guidance all alternative courses of actions to maximize shareholder value. This process has led Company management and the Board of Directors to the conclusion that the best course is to focus its complete attention on continuing to build franchise value as measured by market share, germplasm leadership, world class seed personnel and biotechnology."

MANAGEMENT

     ABT determined that since it had achieved a leadership position in the forage and turfgrass seed sector, it was appropriate to change the makeup of its Board of Directors to reflect the need to shift to a focus on integration and operations. John C. Francis and Scott J. Loomis, members of the founder management team, resigned as vice presidents of the Company and from the Board of Directors effective February 1, 1999.

     The Board of Directors elected Randy Ingram, Vice President and Chief Financial Officer of the Company, and Thomas B. Rice, Vice President, Director of Research of the Company, as directors and both were re-elected directors at the February 22, 1999 annual meeting. The biographical data on each person is contained in the section "Executive Officers" on page six of the proxy statement which has been incorporated herein by reference. ABT has launched a search to add additional outside members to the Board of Directors, which will create a new, nine-person Board with a majority consisting of outside Directors.

     Following the February 22, 1999 Annual Shareholders Meeting and a Board of Directors meeting that same day ABT announced a reorganization of ABT's senior management. As of February 26, 1999, Richard P. Budd assumed the position of Chairman of the Board and Chief Executive Officer and Kent Schulze continued as Co-President and Chief Operating Officer. In addition, the Office of President has been created which includes four Co-Presidents: Randy Ingram, Co-President, Chief Financial Officer and Director of Business Development, Dr. Thomas B. Rice, Co-President and Director of Research, Kathy Gillepsie, Co-President, Mergers, Divestitures and Acquisitions, and a fourth Co-President, subsequently filled by Drew Kinder, Co-President, Director of the Retail Team. On
March 24, 1999, ABT announced that Kent Schulze resigned his position. The four Co-Presidents previously announced continue in their positions.

     Dr. Johnny R. Thomas, member of the founding management team and former Chairman and CEO, resigned as a member of the Board and as an executive officer of ABT, effective February 26, 1999. Dr. Thomas conceived ABT's acquisition strategy which led to ABT achieving a leadership position in the forage and turfgrass seed industry. ABT's needs have shifted to a focus on integration and operations. Dr. Thomas stated that ABT's operational needs during the integration and consolidation phase of ABT's development can best be served through the leadership team described above.

     On March 16, 1999, ABT announced that James W. Johnston had been elected to and joined the Company's Board of Directors as an outside director. As previously announced, ABT is continuing its search for three, new and additional outside directors to add to its Board. Mr. Johnston, age 52, is President and Chief Executive Officer of Stonemaker Enterprises, Inc., a consulting and investment company. He previously served as Vice Chairman of RJR Nabisco, Inc., a holding company, from 1995 to 1996. From 1989 to 1996, he also served as Chairman of R.J. Reynolds Tobacco Co., and was Chief Executive Officer of that company until 1995. Mr. Johnston was named a Director of RJR Nabisco Holdings Corp. in 1992 and Chairman of R.J. Reynolds Tobacco International Inc. in 1993. He retired from R.J. Reynolds in July 1996. Mr. Johnston began his business career with Ford Motor Co. In addition to Ford, he has held senior management positions at various subsidiaries of Northwest Industries, Inc. and Citibank N.A. Mr. Johnston serves on various boards, including the Sealy Corporation and various non-profit organizations.

BIOTECHNOLOGY


     On November 30, 1998, ABT announced that it is opening a molecular biology and transformation laboratory at and in association with the University of Rhode Island. Transformation refers to the tools to introduce functional foreign genes into plant species. The decision to begin research at the university campus was made to take advantage of synergies that are expected to benefit both parties, including the university's new Environmental Biotechnology Initiative that is designed to build capacity for environmental and agricultural biotechnology in the university and the state through enhanced research investment, academic programs and links to the business community. Work at the ABT laboratory will focus on forage and turfgrass seed species.

     ABT also announced the hiring of Dr. Albert Kausch, a leading molecular biologist and plant transformation expert. Dr. Kausch, formerly at a leading competitive biotechnology program, and most recently at the University of Connecticut, earned his advanced degrees in molecular, cellular and developmental biology at the Iowa State University, Ames, IA. He is the author of important published work in the areas of molecular biology and plant transformation. He is also the author or co-author of twelve patents in these areas.

     On December 1, 1998, ABT announced it had acquired a license to use whiskers transformation technology from Garst Seed Company, a member of the Advanta Group. With this license, ABT has acquired access to a technology which will give it "freedom to operate" for transformation of all turfgrass and forage species, ABT's strategic crops. Whiskers is a unique transformation system developed in-house by Garst and for which Garst holds patent rights. The agreement is initially a research license for this technology with the right, at ABT's option, to enter into a commercial license.

     On January 22, 1999, ABT announced that it had appointed Dr. Candace G. Poutre to direct and manage ABT's biotechnology laboratory. Dr. Poutre joins ABT as Director of Molecular and Cell Biology, reporting to Dr. Tom Rice, Co-President and Director of Research. Dr. Poutre will be responsible for building and managing ABT's biotechnology program located on the campus of the University of Rhode Island, as described above. She joins ABT from Mycogen Corporation (now a wholly-owned subsidiary of The Dow Chemical Company) where, for the past four years, she had been Director of Molecular Biology and Biochemistry, and held other important science research and management positions during the past eleven years with various units of what evolved into Mycogen Corporation. Dr. Poutre is a recognized industry leader in seed and plant biotechnology research and has had two important patents issued in the field, as well as numerous publications. She earned her Ph.D. in molecular genetics from the Department of Genetics and Development at Cornell University, Ithaca, NY in l986.

TELEPHONE CONFERENCE CALLS

     In the following paragraphs, ABT is disclosing information discussed in telephone conference calls with analysts which were made available to the public, including forward-looking information, that is not otherwise set forth in this prospectus. These statements are not deemed by ABT to be material. Forward-looking and other statements in this section, as well as elsewhere in this prospectus, reflect the good faith judgment of ABT's management as to future events, and were solely based on facts and factors known by ABT at the time the statements were made. Because these statements and other forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements, you should not place undue reliance on these statements but should consider them in light of the other information discussed in this prospectus, including, but not limited to,"Risk Factors".

     On February 16, 1999, ABT held a conference call for the purpose of announcing second quarter results. During the conference call Kent Schulze commented on the restructuring of ABT's business units. He expressed his belief that the number of people employed by ABT will decrease from approximately 1,300 to between 800 and 1,000. Further, he expected the number of ABT locations to drop from its original total of 88 to between 50 and 60. He expects the number of brands ABT markets to be between 10 and 15, whereas there are now 34 company names and scores of brands. He expects business unit staffing to be a two to three month process. Some units will start in March, others beginning after the spring selling season winds down. All business units should be complete and up and running for the fall season.

     Randy Ingram discussed ABT's results of operations for the second quarter ended December 31, 1998 which were reported in our Form 10-Q. He noted that for the six months ended ABT reported on 33 companies that have been acquired through December 31, 1998. That compares to 15 companies that had been acquired through December 31, 1997. Mr. Ingram stated it is typical that seed companies lose money during this time of year. It is a seasonal business. ABT has a relatively fixed level of operating expenses. During this time of year when sales are lower it's obvious that ABT is not going to cover its operating costs for those months or quarters. He said that, due to the fact that ABT is a larger company this year than last year due to the acquisitions, ABT's loss is larger this quarter. There are also other factors clearly that are impacting the three month and six month results.

     He said that ABT indicated earlier its sales and gross margins have been unfavorably impacted by a shortage of non dormant alfalfa seeds. Those sales occur in the U.S. in the fall selling season. It is typical that ABT's export sales of non dormant alfalfa are in this quarter. Some of those sales did not materialize due to the lack of availability of non dormant alfalfa seeds.

     In addition it appears that there is an excess supply of turf seed on a worldwide basis. It is likely that that excess supply is going to impact ABT for the remainder of the year and has impacted ABT this quarter as certain typical export sales that it would make this time of year again, have not materialized.

     Mr. Ingram noted that it's important to realize that ABT is a different set of companies then it was last year. A number of the 33 acquired businesses have done business with each other. A number of these companies are production oriented companies. Others are marketing and distribution oriented companies.

     In the past as a production oriented company has sold to a distribution oriented company, these companies have reported sales. They were third parties at that point in time. Now that ABT has acquired a number of these companies that have had inter related business, when a production company sells to a distribution company, which is a very typical activity for this quarter, ABT is not recording a sale. There's still obviously certain related operating expenses to those companies.

     Mr. Ingram also noted ABT has had substantially higher interest costs of $4.5 million due to the acquisitions. ABT had higher overhead and operating expenses of $3.6 million, which primarily relates to the development of overhead structure primarily in its Henderson, Nevada corporate headquarters, that did not previously exist as these companies were stand alone.

    On February 24, 1999, the day following its announcement of a reorganization of its senior management, ABT held a conference call during which a question was presented concerning the restructuring charge associated with integration of our acquired companies. Kent Schulze responded by expressing the importance of comprehending the accounting rules of the restructuring in order to understand the time frame in which the restructuring will occur. Randy Ingram followed by reiterating a point he made at ABT's annual meeting on February 22, 1999. He stated that the accounting rules that establish the timing of recognition of the restructuring costs state there needs to be a formal plan with associated cost estimates. He continued by stating that there is not currently a restructuring plan in place, but ABT is very close to finalizing a plan. Ingram stated that the plan will be in place by June 30, 1999, the end of ABT's fiscal year. This will result in almost a complete year of cost savings for fiscal year
2000.

     Mr. Ingram responded to a question concerning potential strategic alliances. He said that ABT has previously announced that it has gone from a formal to an informal process. He said that ABT's real objective is to build the business. He said that when you build the business and you create competitive advantage and strategic product leverage, good things happen. He went on to say when you do those things you build potential alliances and parties are going to be interested in working with you. ABT already has a number of relationships, as the biotechnology announcements from Tom Rice have shown. Mr. Ingram only saw those increasing in the future.

      In response to a question concerning capital formation, Richard Budd noted that he had a long term relationship with NationsBank which is now part of Bank of America, ABT's lender. He said he also had a long term relationship with BB&T. Mr. Budd said that he has had numerous conversations with key parties at Deutsche Bank, and one of his top priorities will be working on capital formation. He said that there are a number of people out there that are willing to help. ABT just has to do it in the most prudent and cost effective manner.


                          WEB SITE DISCLOSURES

     ABT had previously disclosed information in its Web Site, including forward-looking information, that is not otherwise set forth in its reports filed with the SEC. Such forward-looking and other statements reflect the good faith judgment of ABT's management as to future events, and were solely based on facts and factors known by ABT at the time such statements were made. Because forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements, you should not place undue reliance on statements which were not updated prior to their being deleted from ABT's Web Site but should consider them in light of the other information discussed in this prospectus. The risks and uncertainties that could cause or contribute to a different results or outcome include without limitation, ABT's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, weather conditions, volatility of common stock prices, as well as those factors discussed under "Risk Factors" and elsewhere in this Prospectus and in any documents that are incorporated into this Prospectus by reference.

     ABT has made certain forward-looking and other statements (the "Prior Statements") in prior versions of its Web Site which were included in registration statements filed previously with the Commission. ABT's Chairman of the Board and Chief Executive Officer, Johnny R. Thomas, from time to time informs the public as to current events concerning ABT by posting on ABT's Web Site what we call a "Chairman's Update". The Prior Statements include: (a) Chairman's Update dated March 4, 1998; (b) Chairman's Update dated April 1, 1998; (c) Chairman's Update dated June 22, 1998; (d) Chairman's Update dated September 1, 1998; (e) Chairman's Update dated October 9, 1998, (f) Letter to Shareholders dated November 10, 1998, and (g) 1997 Annual Report to Shareholders.

     ABT has deleted each of the Prior Statements in its entirety from its Web Site. As a result, the Prior Statements are deemed not incorporated by reference into this document and shall be deemed to be superseded for purposes of this registration statement, in accordance with the terms of Rule 412 promulgated under the Securities Act. ABT may make other Statements that are "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.

YEAR 2000 READINESS DISCLOSURE

     In the following section ABT is disclosing information on the Year 2000 compliance that appears on its Web site that may not otherwise be set forth in this Prospectus or incorporated by reference from our Exchange Act reports.

     As a result of acquisitions completed to date, the Company has several different data processing systems in use. These systems are substantially the same systems that were in use prior to their acquisition by the Company. The preliminary assessment of reaching the Year 2000 is that these systems are generally not compliant. Some of the non-compliant systems can be easily updated to be compliant but a number of these systems cannot be updated because of software and hardware limitations. The following describes AgriBioTech's plans and Year 2000 status as of October 30, 1998.

Enterprise Resource System

     The Company is in the process of integrating its systems into one Company wide information system and has contracted for software, hardware and consulting services to implement an enterprise resource planning ("ERP") system to meet its current information system requirements. The cost of this implementation is not expected to exceed $6 million, which amount includes internal costs for personnel, training, supplies, travel and equipment. At September 30, 1998, the Company had incurred approximately $2.2 million of these costs. The implementation costs are funded through operations, the Company's existing credit facilities, and financing provided by one of the vendors.

     The Company has completed preliminary testing and design and is beginning the implementation phase. The initial phase encompasses the implementation of the system at five operating sites and developing a rapid implementation methodology that is intended to be used to integrate the remaining operating entities. The Company plans to integrate these entities whereby the largest operating units would be integrated first such that all significant operating units are integrated by June 30, 1999. The ERP system and related network and hardware systems are designed to be Year 2000 compliant. Local Area Networks
(LAN), desktop hardware, and desktop operating systems in some cases are not compliant. The Company has determined that the non-compliant desktop and LAN systems will be converted either through normal attrition or through the ERP system implementation.

Wide and Local Area Networks

     The Company is in the process of installing a Wide Area Network (WAN) to support both its ERP system and internal communications. Year 2000 compliance statements for all hardware, software, and service providers associated with this infrastructure have been obtained and are on file.

     The Company has completed a LAN inventory survey of all of its operating locations as of September 7, 1998. Results of this survey indicate that the LAN systems that are in place are generally not compliant. The Company is currently performing a more in depth inventory assessment and Year 2000 tests on each of its operations that have LAN's on site. The Company expects to complete this assessment by March of 1999. The Company plans to either replace or install software upgrades/patches on all LAN systems to address Year 2000 issues by June 1999.

Desktop Systems and Applications

     The Company is in the process of replacing all desktop hardware that cannot be converted to a Year 2000 compliant state by installing a BIOS patch. In the course of keeping desktop capability up to date, all desktops systems that are not Pentium(TM) class computers or above are being replaced prior to June 30, 1999. The Company is also performing a physical inventory of all its desktop systems through March 1999. Concurrent with this process, all desktop systems are being tested using a third party Year 2000 software application.

     The Company plans to convert all desktop applications to Microsoft(R) Office 97(TM) by June 1999. Included in this conversion plan is the intent to move all e-mail communication within the Company to either Microsoft(R) Exchange or Microsoft Outlook 98(TM) . Currently, the Company is migrating all of its desktop operating systems to Windows(R) 95 , Revision B. By February 1999, the Company intends to make a decision to migrate to Windows(R) 2000 or remain on its existing operating system. Both Windows(R) 95 , Revision B, and Windows(R) 2000 have been stated to be Year 2000 compliant. However, the Company plans to perform its own independent testing of these operating platforms to verify compliance. All Company desktop computers are intended to be migrated to one of these two operating systems by June 1999.

Communication and Power Systems

     The Company currently has a contract for long distance services and wireless communication with a single national service provider. A statement of Year 2000 compliance has been received from this service provider and is on file at the Company.

     Numerous Local Exchange Carriers provide local exchange services across the country to the Company's operations. The Company is in the process of gathering Year 2000 statements from these service providers and intends to have this process complete by June 1999.

     Additionally, the Company is in the process of verifying Year 2000 compliance of all office telephone systems, imbedded systems, local power systems, outside power systems, and all mail equipment (Federal Express Computers, UPS Software, Pitney Bowes, etc.). The Company plans to complete the Year 2000 assessment of these office and manufacturing peripheral systems by March 1999 and ensure Year 2000 compliance for these systems by June 1999.

Customers and Vendors

     The Company is taking steps to confirm that the systems of its significant suppliers and customers are Year 2000 compliant and to determine whether the nature of any noncompliance would have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates this process will be completed no later than June 30, 1999. There can be no assurance that the failure of the Company or such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

Risk Management

     The Company believes that it has allocated adequate resources to ensure that all information systems are Year 2000 compliant. The Company expects its Year 2000 program to be successfully completed on a timely basis prior to January 1, 2000. However, there can be no assurance that this will be accomplished. In the event any operating units remain Year 2000 non-compliant in late 1999, the Company's contingency plan is twofold. First, where possible, the Company is in the process of identifying reparation for existing software that is available as an upgrade, patch, or limited re-coding (data field masks, editing date related computations, or as a temporary workaround). Secondly, the Company is in the process of identifying the potential to encapsulate data information as a temporary measure until the software or systems can be replaced. Completion of the assessment of these alternatives is anticipated to be completed by March 31, 1999.

     In the worst case scenario, the Company can resort at the operating unit level to simple desktop accounting packages that are Year 2000 compliant. The Company estimates that the overall risk to its operations as a result of non-compliance with Year 2000 for its existing systems in a worst case scenario to be less than $300,000. However, there can be no assurance that this estimate is the absolute maximum. The ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside of the Company's control.

                              SELLING STOCKHOLDERS

     The following table sets forth information as of March 25, 1999, except as noted below, based on information obtained from the selling stockholders named below with respect to the beneficial ownership of 3,796,890 selling stockholder shares being registered hereunder; the number of shares of our common stock known to us to be held by each; the number of shares of our common stock to be sold by each; and the percentage of outstanding shares of common stock beneficially owned by each after this offering assuming all of the shares offered hereby are sold.

     Because the selling stockholders may offer all or some portion of the above referenced securities pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of the security that will be held by the selling stockholders upon termination of any sale. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of these securities in transactions exempt from the registration requirements of the Securities Act. The selling stockholders may sell all, part, or none of the securities listed above.


                                                                       Percentage of
                              Amount and                               Outstanding
                              Nature of            Number of           Shares Owned
                             Beneficial             Shares               After
         Name                Ownership(1)        Offered Hereby         Offering(2)
         ----                ------------        --------------        -----------
Brown Simpson Strategic
 Growth Fund, L.P.              219,000(3)          189,844                 *

Brown Simpson Strategic
 Growth Fund, Ltd.              660,560(4)          417,658                 *

Brown Simpson - ORD
 Investments LLC                476,840(5)          531,565                -0-

LBI Investments LLC,            953,680(6)        1,063,129                -0-

Bay Harbor Investments,
 Inc.                           953,680(7)        1,063,129                -0-

HFTP Investments LLC            476,840(8)          531,565                -0-
                                                  ---------
       Total                                      3,796,890

_____________________
*    Less than 1%

(1) Unless otherwise noted, we believe that all persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them. Under the Federal securities laws, a person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date hereof upon the conversion of convertible securities or the exercise of warrants or options. We have assumed for each person that any exercisable and convertible securities that are held by that person (but not those held by any other person) and that are exercisable or convertible within 60 days from the date hereof have been exercised or converted and that after the offering, all underlying shares set forth under "Number of Shares Offered Hereby" have been sold. The "Number of Shares Offered Hereby" includes additional shares of common stock issuable upon payment of interest on the convertible debentures, assuming those debentures remain outstanding in full until the maturity date and all interest payments are made in common stock by ABT. The number of additional interest shares which are issuable are as follows:
     Brown Simpson Strategic Growth Fund, L.P. (19,544 shares); Brown Simpson Strategic Growth Fund, Ltd. (42,998 shares); Brown Simpson - ORD Investments LLC (54,725 shares); LBI Investments LLC (109,449 shares); Bay Harbor Investments, Inc. (109,449 shares); and HFTP Investments LLC (54,725 shares). None of the selling stockholders has had any position, office or other material relationship with ABT other than as a shareholder during the past three years. In addition, the terms of the debentures and warrants prevent ABT or the holder thereof from converting any or all of the aggregate principal amount of the debentures (or issuing or receiving shares of common stock as payment of interest thereon) or exercising warrants if, as a result of the conversion, payment of interest in shares of common stock or exercise, the aggregate number of shares of common stock owned by the holder thereof would exceed 4.99% of the shares of common stock following such conversion or payment of interest in shares of common stock or excercise.

(2) Based on 43,077,347 shares of Common Stock issued and outstanding as of March 9, 1999.

(3) Includes 85,150 shares issuable upon conversion of $1,164,850 of ABT's convertible debentures due December 30, 2001 at a conversion price of $13.68 per share (subject to adjustment), plus 85,150 shares issuable upon exercise of three-year warrants. Also includes 8,700 and 40,000 shares issuable upon exercise of warrants issued in private placements on May 4, 1998 and December 4, 1998, respectively. This entity is an investment fund managed by Brown Simpson Capital LLC its general partner. Does not include shares issuable to Brown Simpson Strategic Growth Fund, Ltd. discussed in Note (4) below, nor 238,420 shares of common stock issuable upon conversion of $3,261,580 of convertible debentures, plus 238,420 shares issuable upon exercise of three-year warrants issued to Brown-Simpson - ORD Investments LCC.

(4) Includes 187,330 shares issuable upon conversion of $2,562,670 of convertible debentures, plus 187,330 shares issuable upon exercise of three-year warrants. Also includes 25,900 and 260,000 shares issuable upon exercise of warrants issued in private placements on May 4, 1998 and December 4, 1998, respectively. This entity is an investment fund managed by Brown Simpson Asset Managements LLC. Does not include shares issuable to Brown Simpson Strategic Growth Fund, L.P. discussed in note (3) above, nor 238,420 shares of common stock issuable upon conversion of $3,261,580 of convertible debentures, plus 238,420 shares issuable upon exercise of three-year warrants issued to Brown-Simpson - ORD Investments LCC.

(5) Includes 238,420 shares issuable upon conversion of $3,261,580 principal amount of convertible debentures, and 238,420 shares issuable upon exercise of common stock purchase warrants issued in a private placement on December 30, 1998 and January 5, 1999.

(6) Includes 476,840 shares issuable upon conversion of $6,523,160 principal amount of convertible debentures, and 476,840 shares issuable upon exercise of common stock purchase warrants issued in a private placement on December 30, 1998 and January 5, 1999. LBI Investments is an independent, wholly-owned subsidiary of Lehman Brothers, Holdings Inc. Does not include 162,200 shares of common stock and 172,500 and 300,000 shares issuable upon exercise of common stock purchase warrants issued in private placements on May 4, 1998 and December 4, 1998, respectively, issued to LBI Group, Inc. an affiliate of LBI Investments LLC.

(7) Includes 476,840 shares issuable upon conversion of $6,523,160 principal amount of convertible debentures, and 476,840 shares issuable upon exercise of common stock purchase warrants issued in a private placement on December 30, 1998 and January 5, 1999. Bay Harbor Investments is a British Virgin Islands corporation.

(8) Includes 238,420 shares issuable upon conversion of $3,261,580 principal amount of convertible debentures at a conversion price of $13.68 per share, subject to adjustment, and 238,420 shares issuable upon conversion of common stock purchase warrants issued in a private placement on January 5, 1999.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

         ABT's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

         We are authorized to issue 100,000,000 shares of our common stock, $.001 par value per share, of which 42,077,347 shares were issued and outstanding as of March 9, 1999. All of the outstanding shares of our common stock and those issuable upon completion of this offering, are and will be, duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive dividends as they are declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors.

PREFERRED STOCK

         ABT is authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. As of the date hereof, we had no shares of preferred stock issued and outstanding.

         The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with the designations, rights, and preferences that may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.
WARRANTS

     On December 30, 1998 and January 5, 1999, respectively, we issued 1,703,000 warrants to purchase shares of our common stock. These warrants were issued along with our 5% convertible debentures (discussed below) to qualified institutional buyers and accredited investors in private placements. These warrants were purchased for $1.00 and are exercisable at $15.00 per share for three years commencing on their issue dates. The warrants are subject to mandatory exercise on five prior business days notice if the closing sale price of our common stock exceeds $25 per share for 20 trading days out of any 30 consecutive trading days ending within l5 days of our mailing notice of the conversion provided there is a current prospectus covering the underlying common stock. The shares of ABT common stock issuable upon exercise of the warrants have been registered for resale under this registration statement. The holders of the warrants and ABT have agreed not to exercise warrants if the holder would then own in excess of 4.9% of ABT outstanding common stock following such exercise.

         On December 4, 1998, we issued 600,000 warrants to purchase our common stock to qualified interested buyers and accredited investors in private placements of units. Each unit was sold for $13.50 and consisted of one share of common stock and one warrant. The warrants are exercisable at a price of $15.00 per share for three years commencing on their date of issuance. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading days ending within 15 days of our mailing notice of the conversion. The shares of common stock issuable upon exercise of the warrants have been registered on a separate registration statement.

         On August 28, 1998, we issued 886,410 warrants to purchase our common stock to qualified institutional buyers and accredited investors in private placements. The warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of the Company's common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of our mailing notice of the conversion and the holder fails to exercise the warrant. As of the date of this prospectus, 556,410 of these warrants have been tendered back to us with the exercise price in exchange for shares of common stock registered as part of our Universal Shelf Registration Statement (No. 333-61127.) The remaining 330,000 shares of common stock issuable upon exercise of the warrants have been registered on a separate registration statement.

         On May 4, 1998 and May 13, 1998, respectively, we issued 241,600 warrants and 344,900 redeemable warrants to purchase shares of our common stock. These warrants were issued to qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of common stock and one warrant. These warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The redeemable warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of our common stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the warrants and the holder fails to exercise the warrant. The shares of common stock issuable upon exercise of these warrants have been registered with the Commission on a separate registration statement.

         We have the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to warrant holders to encourage early exercise of warrants.

REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                     DESCRIPTION OF CONVERTIBLE DEBENTURES

     On December 30, 1998 and January 5, 1999, we issued an aggregate of $23,297,000 principal amount of 5% convertible debentures due December 30, 2001 to certain qualified institutional buyers and accredited investors in private placements.

Interest
--------

     The convertible debentures bear interest at the rate of 5% per annum which shall accrue daily from the date of the last interest payment and be payable semi-annually on January 1 and July 1 of each year commencing on July 1, 1999. Interest on the convertible debentures may, at our option, be paid in shares of our common stock valued at the closing bid price per share for ten trading days prior to the date the interest payment is due, minus the high and low closing bid price during such ten day period, divided by eight. We may not, however, issue common stock in payment of interest or principal (at the holder's option): unless, among other things, the shares are registered with the SEC or exempt from registration; if an event of default (as defined below) has occurred; an issuance would result in the recipient owning more than 4.99% of ABT's outstanding shares; or if in violation of Nasdaq's rules and regulations.

Conversion
----------

     The convertible debentures give investors the right to convert their convertible debentures into shares of our common stock at $13.68 per share at any time between the date the convertible debentures were sold and December 30, 2001. The shares of ABT common stock issuable upon conversion of the convertible debentures have been registered for resale under this registration statement. If we issue or sell common stock or securities convertible into common stock at less than the conversion price, the conversion price shall be reduced for a five trading day period, to such lower rate and thereafter revert back to the last conversion price. If we default in any payment to the debentureholder (including redemptions), the conversion price shall be adjusted to the lower of the conversion price in effect on the payment date and 80% of the then current fair market value. ABT and the holders have agreed not to convert the debenture if the number of shares of common stock issued pursuant to the conversion would exceed 4.99% of the outstanding shares of common stock.

Events of Default
-----------------

     Events of default are defined under the convertible debentures to include, among others, default in payment of principal or interest; a default of $500,000 or more of any other debt; an unsatisfied judgment or order of $1 million or more; bankruptcy proceedings; a change of control (as defined); and the failure to have this registration statement declared effective on a timely basis.

Optional Redemption
-------------------

     Commencing on June 30, 1999, we have the option to redeem the convertible debentures, provided no event of default has occurred; an effective registration statement is in effect and we have sufficient authorized shares of common stock. We may redeem the convertible debentures, in whole or in part, together with accrued interest at 120% of the principal amount on June 30, 1999 and increasing by l5% every six months thereafter until 180% on June 30, 2001. In the event ABT does not redeem the convertible debentures on each redemption date, the conversion price shall become, at the option of the holders, an amount equal to the closing bid price on the last trading date prior to such redemption date price if that closing bid price is lower than the conversion price then in effect.

Subordination
-------------

     The payment of principal (and premium, if any) and interest on the convertible debentures is subordinate in right of payment to our revolving credit facility. If we default on the senior indebtedness, other than payment of principal or interest on such debt, the holders of the senior indebtedness can block payment of cash (not additional common stock or other securities) to the holder of the convertible debentures for up to l80 days.

                              PLAN OF DISTRIBUTION

     ABT is registering the shares of common stock underlying the convertible debentures and warrants (the "Registrable Securities") on behalf of the holder. As used herein, the term holder means the holder of the Registrable Securities and includes donees and pledgees selling Registrable Securities received from a named holder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the Registrable Securities offered hereby will be borne by ABT. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Registrable Securities will be borne by the holders. Sales of Registrable Securities may be effected by holders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Registrable Securities, through short sales of Registrable Securities, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The holders have advised ABT that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of Registrable Securities by the holders.

     The holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Registrable Securities or of securities convertible into or exchangeable for the Registrable Securities in the course of hedging positions they assume with holders. The holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to broker-dealers or other financial institutions of Registrable Securities offered by this prospectus, which Registrable Securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

     The holders may effect these transactions by selling Registrable Securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from holders and/or the purchasers of Registrable Securities for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The holders and any broker-dealers that act in connection with the sale of Registrable Securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by the broker-dealers any profit on the resale of the Registrable Securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. ABT has agreed to indemnify each holder against various liabilities, including liabilities arising under the Securities Act. The holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Registrable Securities against various liabilities, including liabilities arising under the Securities Act.

     The holders will be subject to the prospectus delivery requirements of the Securities Act. ABT has informed the holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Holders also may resell all or a portion of the Registrable Securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule
144.

     Upon our being notified by a holder that any material arrangement has been entered into with a broker-dealer for the sale of Registrable Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing
(i) the name of each holder and of the participating broker-dealer(s), (ii) the number of Registrable Securities involved, (iii) the initial price at which the Registrable Securities were sold, (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, (v) that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transactions. In addition, upon ABT being notified by a holder that a donee or pledgee intends to sell more than 500 Registrable Securities, a supplement to this Prospectus will be filed.

                    COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the selling stockholder shares offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of our common stock and individual members of the firm own additional shares of common stock.

                                    EXPERTS

         The consolidated financial statements and schedule of AgriBioTech, Inc. as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998 are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Beachley Hardy Seed Company as of December 31, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of Germain's Inc. and W-L Research, Inc. as of September 30, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of Seed Corporation of America, Inc. and Green Seed Company Limited Partnership as of December 31, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Lofts Seed, Inc. as of November 30, 1997 and December 31, 1996 and for the eleven-month period ended November 30, 1997 and the six-month period ended December 31, 1996 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Lofts Seeds, Inc. as of June 30, 1996 and 1995 and for the years then ended have been incorporated by reference herein in reliance upon the report of Amper, Politziner & Matia, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Budd Seed, Inc. as of November 30, 1997 and December 31, 1996 and 1995 and for the ten-month period ended November 30, 1997 and the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statement of Willamette Seed Co. as of June 30, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance on the report of Price, Koontz & Davies, P.C., independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Allied Seed Company, Inc. (a division of Agway, Inc.) as of June 30, 1998 and 1997 and for the years then ended are incorporated by reference in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial Statements of Oseco Inc. as of June 30, 1998 and for the year then ended are incorporated by reference in reliance on the report of KPMG LLP Chartered Accountants incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial Statements of HybriGene, LLC, as of December 31, 1998 and for the year then ended are incorporated by reference in reliance on the report of Huth Thompson LLP incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.